

**Jody Russell**
Compliance Officer
Registration

**Wells Fargo Bank, N.A.**
401 S Tryon St.
6<sup>th</sup> Floor
Charlotte, NC  28262

Tel: 704-374-2714

October 27, 2021

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:  Wells Fargo Bank, N.A.
     SBSE-A Security-Based Swap Dealer Application

Because of system limitations in the EDGAR version of Form SBSE-A, Wells Fargo Bank, N.A. ("WFBNA") is submitting the attached document in PDF.  This document supplements WFBNA's electronic version of Form SBSE-A, relates to Item 13B, and contains WFBNA's responses to Section II of Schedule B  (Record Maintenance Records/Business Arrangements/Control Persons/Financings).

Wells Fargo Bank, N.A.

UIC: KB1H1DSPRFMYMCUFXT09
CIK: 0000740906
NFA ID: 399337

| Schedule B of FORM SBSE-A Page 1 | Applicant Name: _____ <br> Date:_____ Applicant NFA No.: _399337____ | **Official Use** | Official Use Only |
|---|---|---|---|

Use this Schedule B to report details for items listed below.  Report only new information or changes/updates to previously submitted details.  Do not repeat previously submitted information.

This is an [X] INITIAL    [ ] AMENDED detail filing for the Form SBSE-A items checked below:

## Section I    *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

| UIC (if any), or other Unique Identification Number(s): | Assigning Regulator(s)/Entity(s): |
|---|---|

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

## Section II    *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)    [ ]  Item 13A    [X]  Item 13B    [ ]  Item 14    [ ]  Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item.  Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective.  When reporting a change or termination of an arrangement, enter the effective date of the change.

| Firm or Organization Name <br> J.P. Morgan Securities LLC | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)    0000815 | |
|---|---|---|
| Business Address (*Street, City, State/Country, Zip + 4 Postal Code*) <br><br> 383 Madison Ave, 11th Floor, New York, N.Y. 10179 | Effective Date <br> MM  DD  YYYY <br> 06/12 2002 | Termination Date <br> MM  DD  YYYY <br> /  / |
| Individual Name | CRD, NFA, and/or IARD Number (if any) | |
| Business Address (if applicable) (*Street, City, State/Country, Zip + 4 Postal Code*) | Effective Date <br> MM  DD  YYYY <br> /  / | Termination Date <br> MM  DD  YYYY <br> /  / |

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15).  Use reverse side of this sheet for additional comments if necessary.

### FCM Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

## Section III    *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

| Date of Succession   MM  DD  YYYY <br> /  / | Name of Predecessor |
|---|---|
| SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | IRS Employer Number (if any) |

Briefly describe details of the succession including any assets or liabilities not assumed by the successor.  Use reverse side of this sheet for additional comments if necessary.

## Section IV    *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

*For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.*

| 1. | Name of Principal | Type of Entity (Corp, Partnership, LLC, etc.) | SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number |
|---|---|---|---|
| | Business Address (*Street, City, State/Country, Zip + 4/Postal Code*) | | |
| | This entity [ ] effects    [ ] is involved in effecting  security based swaps on behalf of the applicant. (*check only one*) | | |

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

| Schedule B of FORM SBSE-A Page 1 | *Applicant* Name: _Wells Fargo Bank, National Association<br>Date:__________ *Applicant* NFA No.: _399337___ | Official Use | Official Use Only |
|---|---|---|---|

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL [ ] AMENDED detail filing for the Form SBSE-A items checked below:

## Section I *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

| *UIC (if any), or other Unique Identification Number(s):* | *Assigning Regulator(s)/Entity(s):* |
|---|---|

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

## Section II *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

*(Check one)* [ ] Item 13A [X] Item 13B [ ] Item 14 [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

| Firm or Organization Name<br>Wells Fargo Securities, LLC | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) SEC# 8-65876, CRD# 126292, NFA #336875, | |
|---|---|---|
| Business Address *(Street, City, State/Country, Zip + 4 Postal Code)*<br>550 S. Tryon Street, 10th Floor<br>Charlotte, NC 28202 | Effective Date<br>MM DD YYYY<br>12/21/2016 | Termination Date<br>MM DD YYYY<br>/ / |
| Individual Name | CRD, NFA, and/or IARD Number (if any) | |
| Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)* | Effective Date<br>MM DD YYYY<br>/ / | Termination Date<br>MM DD YYYY<br>/ / |

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

FCM Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

## Section III *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

| *Date of Succession* MM DD YYYY<br>/ / | *Name of Predecessor* |
|---|---|
| SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | IRS Employer Number (if any) |

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

## Section IV *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

*For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.*

| 1. | Name of Principal | Type of Entity (Corp, Partnership, LLC, etc.) | SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number |
|---|---|---|---|
| | Business Address (*Street, City, State/Country, Zip + 4/Postal Code*) | | |
| | This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (*check only one*) | | |

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

| **Schedule B of FORM SBSE-A** Page 1 | *Applicant* Name: Wells Fargo Bank, National Association<br>Date:__________ *Applicant* NFA No.: _399337___ | **Official Use** | Official Use Only |
|---|---|---|---|

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL [ ] AMENDED detail filing for the Form SBSE-A items checked below:

## Section I *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

| *UIC (if any), or other Unique Identification Number(s):* | *Assigning Regulator(s)/Entity(s):* |
|---|---|
| | |

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

## Section II *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

*(Check one)* [ ] Item 13A [X] Item 13B [ ] Item 14 [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

| Firm or Organization Name | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
|---|---|---|
| SG Americas Securities, LLC | NFA-0344862 | |
| **Business Address** *(Street, City, State/Country, Zip + 4 Postal Code)* | **Effective Date** MM DD YYYY | **Termination Date** MM DD YYYY |
| 245 Park Ave<br>New York, NY 10167 | 04/20/2017 | / / |
| **Individual Name** | **CRD, NFA, and/or IARD Number (if any)** | |
| | | |
| **Business Address (if applicable)** *(Street, City, State/Country, Zip + 4 Postal Code)* | **Effective Date** MM DD YYYY | **Termination Date** MM DD YYYY |
| | / / | / / |

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

FCM Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

## Section III *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

| *Date of Succession* MM DD YYYY | *Name of Predecessor* |
|---|---|
| / / | |

| SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | IRS Employer Number (if any) |
|---|---|
| | |

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

## Section IV *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

*For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.*

| | Name of Principal | Type of Entity (Corp, Partnership, LLC, etc.) | SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number |
|---|---|---|---|
| 1. | | | |
| | Business Address (*Street, City, State/Country, Zip + 4/Postal Code*) | | |
| | This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (*check only one*) | | |

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

| Schedule B of FORM SBSE-A<br>Page 1 | Applicant Name: Wells Fargo Bank, National Association<br>Date:_____    Applicant NFA No.: _399337___ | **Official Use** | Official Use Only |
|---|---|---|---|

Use this Schedule B to report details for items listed below.  Report only new information or changes/updates to previously submitted details.  Do not repeat previously submitted information.

This is an  [X] INITIAL     [ ] AMENDED detail filing for the Form SBSE-A items checked below:

| **Section I** | *Other Business* |
|---|---|

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

| UIC (if any), or other Unique Identification Number(s): | Assigning Regulator(s)/Entity(s): |
|---|---|

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

| **Section II** | *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings* |
|---|---|

*(Check one)*   [ ]  Item 13A     [X]  Item 13B      [ ]  Item 14      [ ]  Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item.  Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective.  When reporting a change or termination of an arrangement, enter the effective date of the change.

| Firm or Organization Name<br>BGC Brokers US, LP, | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
|---|---|---|
| Business Address *(Street, City, State/Country, Zip + 4 Postal Code)*<br>One Seaport Plaza, 19th Floor<br>New York, NY 10038 | Effective Date<br>MM  DD  YYYY<br>12 13 /2016 | Termination Date<br>MM  DD  YYYY<br>/   / |
| Individual Name | CRD, NFA, and/or IARD Number (if any) | |
| Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)* | Effective Date<br>MM  DD  YYYY<br>/   / | Termination Date<br>MM  DD  YYYY<br>/   / |

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15).  Use reverse side of this sheet for additional comments if necessary.
                          Broker Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

| **Section III** | *Successions* |
|---|---|

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

| Date of Succession   MM  DD  YYYY<br>/   / | Name of Predecessor |
|---|---|
| SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | IRS Employer Number (if any) |

Briefly describe details of the succession including any assets or liabilities not assumed by the successor.  Use reverse side of this sheet for additional comments if necessary.

| **Section IV** | *Principals Effecting or Involved in Effecting SBS Business* |
|---|---|

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

*For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.*

| 1. | Name of Principal | Type of Entity (Corp, Partnership, LLC, etc.) | SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number |
|---|---|---|---|
| | Business Address *(Street, City, State/Country, Zip + 4/Postal Code)* | | |
| | This entity  [ ] effects     [ ] is involved in effecting  security based swaps on behalf of the applicant. *(check only one)* | | |

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

| Schedule B of FORM SBSE-A Page 1 | Applicant Name: Wells Fargo Bank, National Association | Official Use | Official Use Only |
|---|---|---|---|
| | Date:_____ Applicant NFA No.: 399337_____ | | |

Use this Schedule B to report details for items listed below.  Report only new information or changes/updates to previously submitted details.  Do not repeat previously submitted information.

This is an  [X] INITIAL     [ ] AMENDED detail filing for the Form SBSE-A items checked below:

| **Section I** | *Other Business* |
|---|---|

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

| UIC (if any), or other Unique Identification Number(s): | Assigning Regulator(s)/Entity(s): |
|---|---|

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

| **Section II** | *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings* |
|---|---|

(Check one)   [ ]  Item 13A    [X]  Item 13B     [ ]  Item 14     [ ]  Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item.  Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective.  When reporting a change or termination of an arrangement, enter the effective date of the change.

| Firm or Organization Name  BGC Financial, L.P | | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) CRD# 19801, SEC# 8-39012 | |
|---|---|---|---|
| Business Address (*Street, City, State/Country, Zip + 4 Postal Code*)  One Seaport Plaza, 19th Floor  New York, NY 10038 | | Effective Date  MM DD YYYY  12 13 /2016 | Termination Date  MM DD YYYY  /   / |
| Individual Name | | CRD, NFA, and/or IARD Number (if any) | |
| Business Address (if applicable) (*Street, City, State/Country, Zip + 4 Postal Code*) | | Effective Date  MM DD YYYY  /   / | Termination Date  MM DD YYYY  /   / |

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15).  Use reverse side of this sheet for additional comments if necessary.

Broker Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

| **Section III** | *Successions* |
|---|---|

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

| Date of Succession   MM  DD  YYYY  /   / | Name of Predecessor |
|---|---|
| SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | IRS Employer Number (if any) |

Briefly describe details of the succession including any assets or liabilities not assumed by the successor.  Use reverse side of this sheet for additional comments if necessary.

| **Section IV** | *Principals Effecting or Involved in Effecting SBS Business* |
|---|---|

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

*For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.*

| 1. | Name of Principal | Type of Entity (Corp, Partnership, LLC, etc.) | SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number |
|---|---|---|---|
| | Business Address (*Street, City, State/Country, Zip + 4/Postal Code*) | | |
| | This entity  [ ] effects    [ ] is involved in effecting  security based swaps on behalf of the applicant. (*check only one*) | | |

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

| Schedule B of FORM SBSE-A<br>Page 1 | Applicant Name: Wells Fargo Bank, National Association_____<br>Date:_____     Applicant NFA No.: 399337___ | Official Use | Official Use Only |
|---|---|---|---|

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [ X] INITIAL    [ ] AMENDED detail filing for the Form SBSE-A items checked below:

### Section I    *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

| UIC (if any), or other Unique Identification Number(s): | Assigning Regulator(s)/Entity(s): |
|---|---|

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

### Section II    *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)    [ ] Item 13A    [X] Item 13B    [ ] Item 14    [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

| Firm or Organization Name<br>BGC Capital Markets, L.P. | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
|---|---|---|
| Business Address *(Street, City, State/Country, Zip + 4 Postal Code)*<br>One Seaport Plaza, 19th Floor<br>New York, NY 10038 | Effective Date<br>MM DD YYYY<br>12 13 /2016 | Termination Date<br>MM DD YYYY<br>/ / |
| Individual Name | CRD, NFA, and/or IARD Number (if any) | |
| Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)* | Effective Date<br>MM DD YYYY<br>/ / | Termination Date<br>MM DD YYYY<br>/ / |

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

                 Broker Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

### Section III    *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

| Date of Succession   MM DD YYYY<br>/ / | Name of Predecessor |
|---|---|
| SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | IRS Employer Number (if any) |

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

### Section IV    *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

*For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.*

| 1. | Name of Principal | Type of Entity (Corp, Partnership, LLC, etc.) | SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number |
|---|---|---|---|
| | Business Address *(Street, City, State/Country, Zip + 4/Postal Code)* | | |
| | This entity [ ] effects    [ ] is involved in effecting   security based swaps on behalf of the applicant. *(check only one)* | | |

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

<table>
<tr>
<td><strong>Schedule B of FORM<br>SBSE-A</strong><br>Page 1</td>
<td><em>Applicant</em> Name: ___Wells Fargo Bank, National Association___<br>Date:_____     <em>Applicant</em> NFA No.: ___399337___</td>
<td><strong>Official Use</strong></td>
<td>Official<br>Use<br>Only</td>
</tr>
</table>

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL    [ ] AMENDED detail filing for the Form SBSE-A items checked below:

### Section I    *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

| UIC (if any), or other Unique Identification Number(s): | Assigning Regulator(s)/Entity(s): |
|---|---|
| | |

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

### Section II    *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 13A    [X] Item 13B    [ ] Item 14    [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

| Firm or Organization Name    **tpSEF Inc.** | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) NFA ID - 0436576 | |
|---|---|---|
| Business Address (Street, City, State/Country, Zip + 4 Postal Code)    Harborside Financial Center 1100 Plaza Five, Floor 11 Jersey City, NJ 07311-4996 | Effective Date<br>MM DD YYYY<br>01 01 /2016 | Termination Date<br>MM DD YYYY<br>/ / |
| Individual Name | CRD, NFA, and/or IARD Number (if any) | |
| Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code) | Effective Date<br>MM DD YYYY<br>/ / | Termination Date<br>MM DD YYYY<br>/ / |

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.    SEF Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

### Section III    *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

| Date of Succession   MM DD YYYY<br>/ / | Name of Predecessor |
|---|---|
| SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | IRS Employer Number (if any) |

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

### Section IV    *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

*For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.*

| 1. | Name of Principal | Type of Entity (Corp, Partnership, LLC, etc.) | SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number |
|---|---|---|---|
| | Business Address (Street, City, State/Country, Zip + 4/Postal Code) | | |

This entity [ ] effects    [ ] is involved in effecting   security based swaps on behalf of the applicant. (check only one)

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

| Schedule B of FORM SBSE-A<br>Page 1 | Applicant Name: Wells Fargo Bank, National Association<br>Date:_____    Applicant NFA No.: 399337 | Official Use | Official Use Only |
|---|---|---|---|

Use this Schedule B to report details for items listed below.  Report only new information or changes/updates to previously submitted details.  Do not repeat previously submitted information.

This is an [X] INITIAL    [ ] AMENDED detail filing for the Form SBSE-A items checked below:

### Section I    *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

| UIC (if any), or other Unique Identification Number(s): | Assigning Regulator(s)/Entity(s): |
|---|---|

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

### Section II    *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)    [ ]  Item 13A    [X]  Item 13B    [ ]  Item 14    [ ]  Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item.  Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective.  When reporting a change or termination of an arrangement, enter the effective date of the change.

| Firm or Organization Name<br>ICE Clear Credit LLC | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) LEI - T33OE4AS4QXXS2TT7X50 | |
|---|---|---|
| Business Address (*Street, City, State/Country, Zip + 4 Postal Code*)<br>353 N Clark St, Chicago, IL 60654 | Effective Date<br>MM  DD  YYYY<br>05 17 /2016 | Termination Date<br>MM  DD  YYYY<br>/   / |
| Individual Name | CRD, NFA, and/or IARD Number (if any) | |
| Business Address (if applicable) (*Street, City, State/Country, Zip + 4 Postal Code*) | Effective Date<br>MM  DD  YYYY<br>/   / | Termination Date<br>MM  DD  YYYY<br>/   / |

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15).  Use reverse side of this sheet for additional comments if necessary.    Clearing Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

### Section III    *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

| Date of Succession  MM  DD  YYYY<br>/   / | Name of Predecessor |
|---|---|
| SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | IRS Employer Number (if any) |

Briefly describe details of the succession including any assets or liabilities not assumed by the successor.  Use reverse side of this sheet for additional comments if necessary.

### Section IV    *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

*For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.*

| 1. | Name of Principal | Type of Entity (Corp, Partnership, LLC, etc.) | SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number |
|---|---|---|---|
| | Business Address (*Street, City, State/Country, Zip + 4/Postal Code*) | | |
| | This entity [ ] effects    [ ] is involved in effecting  security based swaps on behalf of the applicant. (*check only one*) | | |

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

<table>
<tr>
<td><strong>Schedule B of FORM SBSE-A</strong><br>Page 1</td>
<td>Applicant Name: __Wells Fargo Bank, National Association_____<br><br>Date:_____     Applicant NFA No.: __399337___</td>
<td><strong>Official Use</strong></td>
<td>Official Use Only</td>
</tr>
</table>

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL     [ ] AMENDED detail filing for the Form SBSE-A items checked below:

### Section I    *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

| UIC (if any), or other Unique Identification Number(s): | Assigning Regulator(s)/Entity(s): |
|---|---|
| | |

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

### Section II    *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 13A    [X] Item 13B    [ ] Item 14    [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

| Firm or Organization Name    **BLOOMBERG SEF LLC** | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) NFA ID - 0435118 | |
|---|---|---|
| Business Address *(Street, City, State/Country, Zip + 4 Postal Code)*    731 Lexington Avenue, New York, NY 10022 | Effective Date<br>MM DD YYYY<br>09 26 /2013 | Termination Date<br>MM DD YYYY<br>/ / |
| Individual Name | CRD, NFA, and/or IARD Number (if any) | |
| Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)* | Effective Date<br>MM DD YYYY<br>/ / | Termination Date<br>MM DD YYYY<br>/ / |

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.     SEF Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

### Section III    *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

| Date of Succession   MM DD YYYY<br>/ / | Name of Predecessor |
|---|---|
| SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | IRS Employer Number (if any) |

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

### Section IV    *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

*For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.*

| 1. | Name of Principal | Type of Entity (Corp, Partnership, LLC, etc.) | SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number |
|---|---|---|---|
| | Business Address *(Street, City, State/Country, Zip + 4/Postal Code)* | | |

This entity [ ] effects    [ ] is involved in effecting   security based swaps on behalf of the applicant. *(check only one)*

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

| Schedule B of FORM SBSE-A Page 1 | Applicant Name: Wells Fargo Bank National Association<br>Date:_____   Applicant NFA No.: 399337 | Official Use | Official Use Only |
|---|---|---|---|

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL [ ] AMENDED detail filing for the Form SBSE-A items checked below:

### Section I  *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

| UIC (if any), or other Unique Identification Number(s): | Assigning Regulator(s)/Entity(s): |
|---|---|

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

### Section II  *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 13A   [X] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

| Firm or Organization Name   **TW SEF LLC** | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) NFA ID - 0436570 | |
|---|---|---|
| Business Address *(Street, City, State/Country, Zip + 4 Postal Code)*   1177 Avenue of the Americas, New York, NY 10036-2714 | Effective Date MM DD YYYY  09 27 /2013 | Termination Date MM DD YYYY  / / |
| Individual Name | CRD, NFA, and/or IARD Number (if any) | |
| Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)* | Effective Date MM DD YYYY  / / | Termination Date MM DD YYYY  / / |

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.     SEF Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

### Section III  *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

| Date of Succession   MM DD YYYY  / / | Name of Predecessor |
|---|---|
| SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | IRS Employer Number (if any) |

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

### Section IV  *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

*For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.*

| 1. | Name of Principal | Type of Entity (Corp, Partnership, LLC, etc.) | SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number |
|---|---|---|---|
| | Business Address *(Street, City, State/Country, Zip + 4/Postal Code)* | | |
| | This entity [ ] effects   [ ] is involved in effecting security based swaps on behalf of the applicant. (*check only one*) | | |

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

| Schedule B of FORM SBSE-A<br>Page 1 | Applicant Name: Wells Fargo Bank National Association<br><br>Date:_____ Applicant NFA No.: 399337 | Official Use | Official Use Only |
|---|---|---|---|

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [ X ] INITIAL [ ] AMENDED detail filing for the Form SBSE-A items checked below:

### Section I  *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

| UIC (if any), or other Unique Identification Number(s): | Assigning Regulator(s)/Entity(s): |
|---|---|

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

### Section II  *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one) [ ] Item 13A [X] Item 13B [ ] Item 14 [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

| Firm or Organization Name<br>**GFI Swaps Exchange LLC** | | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number<br>(if any) NFA ID - 0436570 | |
|---|---|---|---|
| Business Address *(Street, City, State/Country, Zip + 4 Postal Code)* | 55 Water Street,<br>New York, NY 10041 | Effective Date<br>MM DD YYYY<br>10 31 /2013 | Termination Date<br>MM DD YYYY<br>/ / |
| Individual Name | | CRD, NFA, and/or IARD Number (if any) | |
| Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)* | | Effective Date<br>MM DD YYYY<br>/ / | Termination Date<br>MM DD YYYY<br>/ / |

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary. SEF Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

### Section III  *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

| Date of Succession MM DD YYYY<br>/ / | Name of Predecessor |
|---|---|
| SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | IRS Employer Number (if any) |

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

### Section IV  *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

*For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.*

| 1. | Name of Principal | Type of Entity (Corp, Partnership, LLC, etc.) | SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number |
|---|---|---|---|
| | Business Address *(Street, City, State/Country, Zip + 4/Postal Code)* | | |
| | This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. *(check only one)* | | |

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

| Schedule B of FORM SBSE-A<br>Page 1 | *Applicant* Name: Wells Fargo Bank National Association<br>Date:__________ *Applicant* NFA No.: 399337 | **Official Use** | Official Use Only |
|---|---|---|---|

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL [ ] AMENDED detail filing for the Form SBSE-A items checked below:

## Section I *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

| *UIC (if any), or other Unique Identification Number(s):* | *Assigning Regulator(s)/Entity(s):* |
|---|---|
| | |

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

## Section II *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

*(Check one)* [ ] Item 13A [X] Item 13B [ ] Item 14 [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

| | | |
|---|---|---|
| Firm or Organization Name: TRADITION SEF, INC | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) LEI - 549300MBO45EHETL4438 | |
| Business Address *(Street, City, State/Country, Zip + 4 Postal Code)*: 255 Greenwich Street, 4th Floor, New York, New York 10007 | Effective Date MM DD YYYY: 10 01 /2013 | Termination Date MM DD YYYY: / / |
| Individual Name | CRD, NFA, and/or IARD Number (if any) | |
| Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)* | Effective Date MM DD YYYY: / / | Termination Date MM DD YYYY: / / |

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary. SEF Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

## Section III *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

| *Date of Succession* MM DD YYYY: / / | *Name of Predecessor* |
|---|---|
| SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | IRS Employer Number (if any) |

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

## Section IV *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

*For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.*

| | | | |
|---|---|---|---|
| 1. | Name of Principal | Type of Entity (Corp, Partnership, LLC, etc.) | SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number |
| | Business Address (*Street, City, State/Country, Zip + 4/Postal Code*) | | |
| | This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (*check only one*) | | |

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

| Schedule B of FORM SBSE-A<br>Page 1 | Applicant Name: Wells Fargo Bank National Association<br>Date:_____    Applicant NFA No.: 399337 | Official Use | Official Use Only |
|---|---|---|---|

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL  [ ] AMENDED detail filing for the Form SBSE-A items checked below:

### Section I  *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

| UIC (if any), or other Unique Identification Number(s): | Assigning Regulator(s)/Entity(s): |
|---|---|

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

### Section II  *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)  [ ] Item 13A    [X] Item 13B    [ ] Item 14    [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

| Firm or Organization Name **DW SEF LLC** | | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) NFA ID 0465310 | |
|---|---|---|---|
| Business Address (Street, City, State/Country, Zip + 4 Postal Code) | 1177 Avenue of the Americas, New York, NY 10036-2714 | Effective Date<br>MM DD YYYY<br>05 28 /2014 | Termination Date<br>MM DD YYYY<br>/   / |
| Individual Name | | CRD, NFA, and/or IARD Number (if any) | |
| Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code) | | Effective Date<br>MM DD YYYY<br>/   / | Termination Date<br>MM DD YYYY<br>/   / |

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.    SEF Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

### Section III  *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

| Date of Succession  MM DD YYYY<br>/   / | Name of Predecessor |
|---|---|
| SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | IRS Employer Number (if any) |

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

### Section IV  *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

*For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.*

| 1. | Name of Principal | Type of Entity (Corp, Partnership, LLC, etc.) | SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number |
|---|---|---|---|
| | Business Address (Street, City, State/Country, Zip + 4/Postal Code) | | |

This entity [ ] effects  [ ] is involved in effecting  security based swaps on behalf of the applicant. (check only one)

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

<table>
<tr>
<td colspan="2"><strong>Schedule B of FORM SBSE-A</strong><br>Page 1</td>
<td>Applicant Name: Wells Fargo Bank National Association<br><br>Date:_____    Applicant NFA No.: _399337_</td>
<td><strong>Official Use</strong></td>
<td>Official Use Only</td>
</tr>
</table>

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL   [ ] AMENDED detail filing for the Form SBSE-A items checked below:

### Section I    *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

| UIC (if any), or other Unique Identification Number(s): | Assigning Regulator(s)/Entity(s): |
|---|---|
| | |

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

### Section II    *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 13A    [X] Item 13B    [ ] Item 14    [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

| Firm or Organization Name <br> **BGC Derivatives Markets, L.P.** | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) NFA ID - 0436571 | |
|---|---|---|
| Business Address (*Street, City, State/Country, Zip + 4 Postal Code*)   499 Park Avenue, New York, NY 10022 | Effective Date <br> MM DD YYYY <br> 10 29 /2013 | Termination Date <br> MM DD YYYY <br> / / |
| Individual Name | CRD, NFA, and/or IARD Number (if any) | |
| Business Address (if applicable) (*Street, City, State/Country, Zip + 4 Postal Code*) | Effective Date <br> MM DD YYYY <br> / / | Termination Date <br> MM DD YYYY <br> / / |

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.    SEF Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

### Section III    *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

| Date of Succession   MM DD YYYY <br> / / | Name of Predecessor |
|---|---|
| SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | IRS Employer Number (if any) |

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

### Section IV    *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

*For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.*

| 1. | Name of Principal | Type of Entity (Corp, Partnership, LLC, etc.) | SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number |
|---|---|---|---|
| | Business Address (*Street, City, State/Country, Zip + 4/Postal Code*) | | |
| | This entity [ ] effects   [ ] is involved in effecting security based swaps on behalf of the applicant. (*check only one*) | | |

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

| Schedule B of FORM SBSE-A<br>Page 1 | *Applicant* Name: Wells Fargo Bank National Association<br>Date:__________ *Applicant* NFA No.: 399337 | **Official Use** | Official Use Only |
|---|---|---|---|

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL [ ] AMENDED detail filing for the Form SBSE-A items checked below:

## Section I *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

| *UIC (if any), or other Unique Identification Number(s):* | *Assigning Regulator(s)/Entity(s):* |
|---|---|

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

## Section II *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

*(Check one)* [ ] Item 13A [X] Item 13B [ ] Item 14 [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

| Firm or Organization Name<br>Continuous Linked Settlements (CLS) | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
|---|---|---|
| Business Address *(Street, City, State/Country, Zip + 4 Postal Code)*<br>32 Old Slip, NY, NY 10005 | Effective Date<br>MM DD YYYY<br>06 20 / 2016 | Termination Date<br>MM DD YYYY<br>/ / |
| Individual Name | CRD, NFA, and/or IARD Number (if any) | |
| Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)* | Effective Date<br>MM DD YYYY<br>/ / | Termination Date<br>MM DD YYYY<br>/ / |

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary. Settlement Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

## Section III *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

| *Date of Succession* MM DD YYYY<br>/ / | *Name of Predecessor* |
|---|---|
| SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | IRS Employer Number (if any) |

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

## Section IV *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

*For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.*

| 1. | Name of Principal | Type of Entity (Corp, Partnership, LLC, etc.) | SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number |
|---|---|---|---|
| | Business Address (*Street, City, State/Country, Zip + 4/Postal Code*) | | |
| | This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (*check only one*) | | |

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

| Schedule B of FORM SBSE-A<br>Page 1 | Applicant Name: Wells Fargo Bank National Association<br>Date:_____     Applicant NFA No.: 399337 | **Official Use** | Official Use Only |
|---|---|---|---|

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [ X] INITIAL     [ ] AMENDED detail filing for the Form SBSE-A items checked below:

| **Section I** | *Other Business* |
|---|---|

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

| UIC (if any), or other Unique Identification Number(s): | Assigning Regulator(s)/Entity(s): |
|---|---|

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

| **Section II** | *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings* |
|---|---|

*(Check one)*   [ ] Item 13A     [X] Item 13B     [ ] Item 14     [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

| Firm or Organization Name<br>**Fedwire Funds Service** | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
|---|---|---|
| Business Address *(Street, City, State/Country, Zip + 4 Postal Code)*<br>Customer Contact Center, Federal Reserve Bank of Kansas City, P.O. Box 219416, Kansas City, MO 64121-9416 | Effective Date<br>MM DD YYYY<br>10 22 /2008 | Termination Date<br>MM DD YYYY<br>/   / |
| Individual Name | CRD, NFA, and/or IARD Number (if any) | |
| Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)* | Effective Date<br>MM DD YYYY<br>/   / | Termination Date<br>MM DD YYYY<br>/   / |

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.     Settlement Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

| **Section III** | *Successions* |
|---|---|

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

| Date of Succession   MM  DD  YYYY<br>/   / | Name of Predecessor |
|---|---|
| SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | IRS Employer Number (if any) |

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

| **Section IV** | *Principals Effecting or Involved in Effecting SBS Business* |
|---|---|

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

*For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.*

| 1. | Name of Principal | Type of Entity (Corp, Partnership, LLC, etc.) | SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number |
|---|---|---|---|
| | Business Address *(Street, City, State/Country, Zip + 4/Postal Code)* | | |
| | This entity  [ ] effects     [ ] is involved in effecting  security based swaps on behalf of the applicant. *(check only one)* | | |

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

| Schedule B of FORM SBSE-A<br>Page 1 | Applicant Name: Wells Fargo Bank National Association<br><br>Date:_____          Applicant NFA No.: 399337 | Official Use | Official Use Only |
|---|---|---|---|

Use this Schedule B to report details for items listed below.  Report only new information or changes/updates to previously submitted details.  Do not repeat previously submitted information.

This is an  [X] INITIAL     [ ] AMENDED detail filing for the Form SBSE-A items checked below:

### Section I    *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

| UIC (if any), or other Unique Identification Number(s): | Assigning Regulator(s)/Entity(s): |
|---|---|

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

### Section II    *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

*(Check one)*   [ ]  Item 13A     [X]  Item 13B     [ ]  Item 14      [ ]  Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item.  Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective.  When reporting a change or termination of an arrangement, enter the effective date of the change.

| Firm or Organization Name<br>**The Bank of New York Mellon** | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number<br>(if any) LEI - WFLLPEPC7FZXENRZV188 | |
|---|---|---|
| Business Address *(Street, City, State/Country, Zip + 4 Postal Code)*<br>240 Greenwich Street<br>New York, NY 10286 | Effective Date<br>MM DD YYYY<br>11 04 /2010 | Termination Date<br>MM DD YYYY<br>/   / |
| Individual Name | CRD, NFA, and/or IARD Number (if any) | |
| Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)* | Effective Date<br>MM DD YYYY<br>/   / | Termination Date<br>MM DD YYYY<br>/   / |

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15).  Use reverse side of this sheet for additional comments if necessary.      Custodian Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

### Section III    *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

| Date of Succession   MM  DD  YYYY<br>/   / | Name of Predecessor |
|---|---|
| SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | IRS Employer Number (if any) |

Briefly describe details of the succession including any assets or liabilities not assumed by the successor.  Use reverse side of this sheet for additional comments if necessary.

### Section IV    *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

*For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.*

| 1. | Name of Principal | Type of Entity (Corp, Partnership, LLC, etc.) | SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number |
|---|---|---|---|
| | Business Address *(Street, City, State/Country, Zip + 4/Postal Code)* | | |
| | This entity  [ ]  effects     [ ]  is involved in effecting  security based swaps on behalf of the applicant. *(check only one)* | | |

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

| Schedule B of FORM SBSE-A  Page 1 | Applicant Name: Wells Fargo Bank National Association  Date:_____  Applicant NFA No.: 399337 | Official Use | Official Use Only |
|---|---|---|---|

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [ X ] INITIAL  [ ] AMENDED detail filing for the Form SBSE-A items checked below:

### Section I  *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

| UIC (if any), or other Unique Identification Number(s): | Assigning Regulator(s)/Entity(s): |
|---|---|

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

### Section II  *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)  [ ] Item 13A  [X] Item 13B  [ ] Item 14  [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

| Firm or Organization Name  ICAP Global Derivatives Limited | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) NFA ID - 0471975 | |
|---|---|---|
| Business Address (*Street, City, State/Country, Zip + 4 Postal Code*)  135 Bishopsgate, London, England, EC2M 3TP | Effective Date MM DD YYYY  09 27 /2013 | Termination Date MM DD YYYY  / / |
| Individual Name | CRD, NFA, and/or IARD Number (if any) | |
| Business Address (if applicable) (*Street, City, State/Country, Zip + 4 Postal Code*) | Effective Date MM DD YYYY  / / | Termination Date MM DD YYYY  / / |

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.  SEF Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

### Section III  *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

| Date of Succession MM DD YYYY  / / | Name of Predecessor |
|---|---|
| SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | IRS Employer Number (if any) |

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

### Section IV  *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

*For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.*

| 1. | Name of Principal | Type of Entity (Corp, Partnership, LLC, etc.) | SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number |
|---|---|---|---|
| | Business Address (*Street, City, State/Country, Zip + 4/Postal Code*) | | |
| | This entity [ ] effects  [ ] is involved in effecting security based swaps on behalf of the applicant. (*check only one*) | | |

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

| Schedule B of FORM SBSE-A Page 1 | Applicant Name: Wells Fargo Bank National Association<br>Date:_____ Applicant NFA No.: 399337 | **Official Use** | Official Use Only |
|---|---|---|---|

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [ X] INITIAL   [  ] AMENDED detail filing for the Form SBSE-A items checked below:

## Section I    *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

| UIC (if any), or other Unique Identification Number(s): | Assigning Regulator(s)/Entity(s): |
|---|---|

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

## Section II    *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [  ]  Item 13A    [X]  Item 13B    [  ]  Item 14    [  ]  Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

| Firm or Organization Name    Euroclear Bank SA/NV | | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
|---|---|---|---|
| Business Address *(Street, City, State/Country, Zip + 4 Postal Code)* | 1 BLVD DU ROI ALBERT II BRUSSELS, BE-BRU 1210 Belgium | Effective Date<br>MM DD YYYY<br>11 06 /2018 | Termination Date<br>MM DD YYYY<br>/ / |
| Individual Name | | CRD, NFA, and/or IARD Number (if any) | |
| Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)* | | Effective Date<br>MM DD YYYY<br>/ / | Termination Date<br>MM DD YYYY<br>/ / |

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.   Custodial Arrangement

Service Agreement ("CSA")

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

## Section III    *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

| Date of Succession   MM DD YYYY<br>/ / | Name of Predecessor |
|---|---|
| SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | IRS Employer Number (if any) |

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

## Section IV    *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

*For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.*

| 1. | Name of Principal | Type of Entity (Corp, Partnership, LLC, etc.) | SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number |
|---|---|---|---|
| | Business Address *(Street, City, State/Country, Zip + 4/Postal Code)* | | |
| | This entity [  ] effects   [  ] is involved in effecting  security based swaps on behalf of the applicant. *(check only one)* | | |

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

| Schedule B of FORM SBSE-A Page 1 | Applicant Name: Wells Fargo Bank National Association<br><br>Date:_____  Applicant NFA No.: 399337___ | Official Use | Official Use Only |
|---|---|---|---|

Use this Schedule B to report details for items listed below.  Report only new information or changes/updates to previously submitted details.  Do not repeat previously submitted information.

This is an  [ X] INITIAL     [ ] AMENDED detail filing for the Form SBSE-A items checked below:

### Section I    *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

| UIC (if any), or other Unique Identification Number(s): | Assigning Regulator(s)/Entity(s): |
|---|---|

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

### Section II    *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)    [ ]  Item 13A      [X]  Item 13B      [ ]  Item 14      [ ]  Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item.  Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective.  When reporting a change or termination of an arrangement, enter the effective date of the change.

| Firm or Organization Name  Clearstream Banking S.A. | | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
|---|---|---|---|
| Business Address *(Street, City, State/Country, Zip + 4 Postal Code)* | 42 Avenue J.F. KENNEDY<br>L-1855 , LU<br>LUXEMBOURG , Luxembourg | Effective Date<br>MM DD YYYY<br>05 25 /2018 | Termination Date<br>MM DD YYYY<br>/   / |
| Individual Name | | CRD, NFA, and/or IARD Number (if any) | |
| Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)* | | Effective Date<br>MM DD YYYY<br>/   / | Termination Date<br>MM DD YYYY<br>/   / |

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15).  Use reverse side of this sheet for additional comments if necessary.     Collateral Management Service Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

### Section III    *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

| Date of Succession   MM  DD  YYYY<br>/   / | Name of Predecessor |
|---|---|
| SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | IRS Employer Number (if any) |

Briefly describe details of the succession including any assets or liabilities not assumed by the successor.  Use reverse side of this sheet for additional comments if necessary.

### Section IV    *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

*For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.*

| 1. | Name of Principal | Type of Entity (Corp, Partnership, LLC, etc.) | SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number |
|---|---|---|---|
| | Business Address *(Street, City, State/Country, Zip + 4/Postal Code)* | | |
| | This entity  [ ] <u>effects</u>     [ ] <u>is involved in effecting</u>  security based swaps on behalf of the applicant. *(check only one)* | | |

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

| Schedule B of FORM SBSE-A<br>Page 1 | *Applicant* Name: Wells Fargo Bank National Association<br>Date:__________ *Applicant* NFA No.: 399337 | Official Use | Official Use Only |
|---|---|---|---|

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL [ ] AMENDED detail filing for the Form SBSE-A items checked below:

## Section I *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

| *UIC (if any), or other Unique Identification Number(s):* | *Assigning Regulator(s)/Entity(s):* |
|---|---|

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

## Section II *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

*(Check one)* [ ] Item 13A [X] Item 13B [ ] Item 14 [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

| | | |
|---|---|---|
| Firm or Organization Name: Tradition Securities & Derivatives Inc. | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) CRD#: 28269, SEC# 8-43559, NFA# 0458147 | |
| Business Address *(Street, City, State/Country, Zip + 4 Postal Code)*: 32 Old Slip, 28th Fl<br>New York, NY 10005 | Effective Date MM DD YYYY<br>10 20 /2021 | Termination Date MM DD YYYY<br>/ / |
| Individual Name | CRD, NFA, and/or IARD Number (if any) | |
| Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)* | Effective Date MM DD YYYY<br>/ / | Termination Date MM DD YYYY<br>/ / |

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary. Brokerage Rate Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

## Section III *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

| *Date of Succession* MM DD YYYY<br>/ / | *Name of Predecessor* |
|---|---|
| SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | IRS Employer Number (if any) |

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

## Section IV *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

*For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.*

| | | | |
|---|---|---|---|
| 1. | Name of Principal | Type of Entity (Corp, Partnership, LLC, etc.) | SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number |
| | Business Address (*Street, City, State/Country, Zip + 4/Postal Code*) | | |
| | This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (*check only one*) | | |

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

| Schedule B of FORM SBSE-A Page 1 | Applicant Name: Wells Fargo Bank National Association  Date:_____   Applicant NFA No.: 399337 | Official Use | Official Use Only |
|---|---|---|---|

Use this Schedule B to report details for items listed below.  Report only new information or changes/updates to previously submitted details.  Do not repeat previously submitted information.

This is an  [X] INITIAL     [ ] AMENDED detail filing for the Form SBSE-A items checked below:

## Section I     *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

| UIC (if any), or other Unique Identification Number(s): | Assigning Regulator(s)/Entity(s): |
|---|---|

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

## Section II     *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)    [ ]  Item 13A     [X]  Item 13B     [ ]  Item 14     [ ]  Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item.  Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective.  When reporting a change or termination of an arrangement, enter the effective date of the change.

| Firm or Organization Name    THE DEPOSITORY TRUST COMPANY | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) LEI - 549300HBJLRO8YFMI370 | |
|---|---|---|
| Business Address (*Street, City, State/Country, Zip + 4 Postal Code*)  55 Water Street New York, New York 1004 1-0099 | Effective Date MM DD YYYY 03 01 /2010 | Termination Date MM DD YYYY /   / |
| Individual Name | CRD, NFA, and/or IARD Number (if any) | |
| Business Address (if applicable) (*Street, City, State/Country, Zip + 4 Postal Code*) | Effective Date MM DD YYYY /   / | Termination Date MM DD YYYY /   / |

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15).  Use reverse side of this sheet for additional comments if necessary.   Custodial Arrangement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

## Section III     *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

| Date of Succession  MM  DD  YYYY /   / | Name of Predecessor |
|---|---|
| SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | IRS Employer Number (if any) |

Briefly describe details of the succession including any assets or liabilities not assumed by the successor.  Use reverse side of this sheet for additional comments if necessary.

## Section IV     *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

*For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.*

| 1. | Name of Principal | Type of Entity (Corp, Partnership, LLC, etc.) | SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number |
|---|---|---|---|
| | Business Address (*Street, City, State/Country, Zip + 4/Postal Code*) | | |
| | This entity  [ ]  effects     [ ]  is involved in effecting  security based swaps on behalf of the applicant. (*check only one*) | | |

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

**Schedule B of FORM SBSE-A**
Page 1

*Applicant* Name: Wells Fargo Bank National Association

Date:__________ *Applicant* NFA No.: 399337

**Official Use** | Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL [ ] AMENDED detail filing for the Form SBSE-A items checked below:

## Section I *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

| *UIC (if any), or other Unique Identification Number(s):* | *Assigning Regulator(s)/Entity(s):* |
|---|---|
| | |

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

## Section II *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

*(Check one)* [ ] Item 13A [X] Item 13B [ ] Item 14 [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

| Firm or Organization Name | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
|---|---|---|
| Bay Crest Partners, LLC | CRD#: 39944, SEC# 8-48931, NFA# 0393908 | |
| **Business Address** *(Street, City, State/Country, Zip + 4 Postal Code)* | **Effective Date** MM DD YYYY | **Termination Date** MM DD YYYY |
| 40 Wall Street, 42nd St., NY, NY 10005 | 10 /19 /2021 | / / |
| **Individual Name** | **CRD, NFA, and/or IARD Number (if any)** | |
| | | |
| **Business Address (if applicable)** *(Street, City, State/Country, Zip + 4 Postal Code)* | **Effective Date** MM DD YYYY | **Termination Date** MM DD YYYY |
| | / / | / / |

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

Brokerage Rate Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

## Section III *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

| *Date of Succession* MM DD YYYY | *Name of Predecessor* |
|---|---|
| / / | |
| **SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)** | **IRS Employer Number (if any)** |
| | |

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

## Section IV *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

*For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.*

| | Name of Principal | Type of Entity (Corp, Partnership, LLC, etc.) | SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number |
|---|---|---|---|
| 1. | | | |
| | Business Address (*Street, City, State/Country, Zip + 4/Postal Code*) | | |
| | This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (*check only one*) | | |

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

| Schedule B of FORM SBSE-A<br>Page 1 | *Applicant* Name: Wells Fargo Bank National Association<br>Date:__________ *Applicant* NFA No.: 399337 | **Official Use** | Official Use Only |
|---|---|---|---|

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL [ ] AMENDED detail filing for the Form SBSE-A items checked below:

## Section I *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

| *UIC (if any), or other Unique Identification Number(s):* | *Assigning Regulator(s)/Entity(s):* |
|---|---|
| | |

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

## Section II *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

*(Check one)* [ ] Item 13A [X] Item 13B [ ] Item 14 [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

| | | |
|---|---|---|
| Firm or Organization Name<br>FGC Securities, LLC | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) CRD#158399, SEC# 8-68897, NFA# 0457344 | |
| Business Address *(Street, City, State/Country, Zip + 4 Postal Code)*<br>11 Broadway - Ste 615, NY, NY 10004 | Effective Date<br>MM DD YYYY<br>10 /19 /2021 | Termination Date<br>MM DD YYYY<br>/ / |
| Individual Name | CRD, NFA, and/or IARD Number (if any) | |
| Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)* | Effective Date<br>MM DD YYYY<br>/ / | Termination Date<br>MM DD YYYY<br>/ / |

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

Brokerage Rate Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

## Section III *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

| | |
|---|---|
| *Date of Succession* MM DD YYYY<br>/ / | *Name of Predecessor* |
| SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | IRS Employer Number (if any) |

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

## Section IV *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

*For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.*

| | | | |
|---|---|---|---|
| 1. | Name of Principal | Type of Entity (Corp, Partnership, LLC, etc.) | SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number |
| | Business Address (*Street, City, State/Country, Zip + 4/Postal Code*) | | |
| | This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (*check only one*) | | |

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

| Schedule B of FORM SBSE-A Page 1 | *Applicant* Name: Wells Fargo Bank National Association<br>Date:__________ *Applicant* NFA No.: 399337 | **Official Use** | Official Use Only |
|---|---|---|---|

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL [ ] AMENDED detail filing for the Form SBSE-A items checked below:

## Section I — *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

| *UIC (if any), or other Unique Identification Number(s):* | *Assigning Regulator(s)/Entity(s):* |
|---|---|

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

## Section II — *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

*(Check one)* [ ] Item 13A [X] Item 13B [ ] Item 14 [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

| Firm or Organization Name | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
|---|---|---|
| Tullett Prebon Financial Services LLC | CRD#: 28196, SEC#: 8-43487, NFA# 0333185 | |
| Business Address *(Street, City, State/Country, Zip + 4 Postal Code)* | Effective Date MM DD YYYY | Termination Date MM DD YYYY |
| 200 Vesey Street, 5th Floor, NY, NY 10281-1008 | 10 /21 /2020 | / / |
| Individual Name | CRD, NFA, and/or IARD Number (if any) | |
| Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)* | Effective Date MM DD YYYY / / | Termination Date MM DD YYYY / / |

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

Brokerage Rate Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

## Section III — *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

| *Date of Succession* MM DD YYYY / / | *Name of Predecessor* |
|---|---|
| SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | IRS Employer Number (if any) |

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

## Section IV — *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

*For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.*

| | Name of Principal | Type of Entity (Corp, Partnership, LLC, etc.) | SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number |
|---|---|---|---|
| 1. | | | |
| | Business Address (*Street, City, State/Country, Zip + 4/Postal Code*) | | |
| | This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (*check only one*) | | |

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

| Schedule B of FORM SBSE-A Page 1 | *Applicant* Name: Wells Fargo Bank National Association<br>Date:__________ *Applicant* NFA No.: 399337 | **Official Use** | Official Use Only |
|---|---|---|---|

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL [ ] AMENDED detail filing for the Form SBSE-A items checked below:

## Section I *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

| *UIC (if any), or other Unique Identification Number(s):* | *Assigning Regulator(s)/Entity(s):* |
|---|---|

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

## Section II *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

*(Check one)* [ ] Item 13A [X] Item 13B [ ] Item 14 [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

| Firm or Organization Name<br>ICAP Corporates LLC | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) CRD#: 2762, SEC#: 8-12726 | |
|---|---|---|
| Business Address *(Street, City, State/Country, Zip + 4 Postal Code)*<br>200 Vesey Street (AMEX Tower)<br>6th Floor<br>New York, New York 10281 | Effective Date<br>MM DD YYYY<br>10 /21 /2021 | Termination Date<br>MM DD YYYY<br>/ / |
| Individual Name | CRD, NFA, and/or IARD Number (if any) | |
| Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)* | Effective Date<br>MM DD YYYY<br>/ / | Termination Date<br>MM DD YYYY<br>/ / |

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

Brokerage Rate Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

## Section III *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

| *Date of Succession* MM DD YYYY<br>/ / | *Name of Predecessor* |
|---|---|
| SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | IRS Employer Number (if any) |

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

## Section IV *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

*For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.*

| | | | |
|---|---|---|---|
| 1. | Name of Principal | Type of Entity (Corp, Partnership, LLC, etc.) | SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number |
| | Business Address (*Street, City, State/Country, Zip + 4/Postal Code*) | | |
| | This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (*check only one*) | | |

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

| Schedule B of FORM SBSE-A<br>Page 1 | *Applicant* Name: Wells Fargo Bank National Association<br>Date:__________ *Applicant* NFA No.: 399337 | **Official Use** | Official Use Only |
|---|---|---|---|

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [X] INITIAL [ ] AMENDED detail filing for the Form SBSE-A items checked below:

## Section I *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

| *UIC (if any), or other Unique Identification Number(s):* | *Assigning Regulator(s)/Entity(s):* |
|---|---|
| | |

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

## Section II *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

*(Check one)* [ ] Item 13A [X] Item 13B [ ] Item 14 [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

| Firm or Organization Name | SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | |
|---|---|---|
| Wallachbeth Capital, LLC | CRD#: 147853, SEC#: 8-67936 | |
| Business Address *(Street, City, State/Country, Zip + 4 Postal Code)* | Effective Date MM DD YYYY | Termination Date MM DD YYYY |
| 7999 North Federal Highway<br>Suite 100<br>Boca Raton, FL 33487 | 10/ 21/2021 | / / |
| Individual Name | CRD, NFA, and/or IARD Number (if any) | |
| | | |
| Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)* | Effective Date MM DD YYYY | Termination Date MM DD YYYY |
| | / / | / / |

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

Brokerage Rate Agreement

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

## Section III *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

| *Date of Succession* MM DD YYYY | *Name of Predecessor* |
|---|---|
| / / | |
| SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) | IRS Employer Number (if any) |
| | |

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

## Section IV *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

*For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.*

| | Name of Principal | Type of Entity (Corp, Partnership, LLC, etc.) | SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number |
|---|---|---|---|
| 1. | | | |
| | Business Address (*Street, City, State/Country, Zip + 4/Postal Code*) | | |
| | This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (*check only one*) | | |

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant: